                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064


Charts distributed to employees of D&E Communications, Inc.

                               *******************

                          CHAIRMAN, PRESIDENT AND CEO*


ANNE B. SWEIGART, Chairman and President

   ROBERT M. LAUMAN, Vice Chair & Sr Executive VP

            G. WILLIAM RUHL, CEO

                     GERALD R. RHEN, Strategic Planning VP

                     PAUL L. OGURCAK, CLEC, ILEC & DELD VP

                     PAUL W. ROSS, ISP/CATV VP

                     JEFFREY A. COLOSIMO, NETWORKS VP

                     W. GARTH SPRECHER, SR. VP / SEC

                              SCOTT L. SANDALL, Sales / Marketing VP

                              JUDY A. NAYLOR, Human Resources VP

                              DOUGLAS W. SNELL, SR., Facilities VP

                              DAVID C. WATTS, Cust Service VP

                     ALBERT H. KRAMER, SR. VP

                              GREGORY C. STRUNK, Network Operations VP

                              STUART KIRKWOOD, Engineering / OSP VP

                              ANDREW P. KOCHANOWSKI, Customer Network Oper VP

                              TONY HOARE, IT VP

            THOMAS E. MORELL, SR. VP / CFO & TREAS

                     LINDA L. HALL, Finance VP

                     JOSEPH LAFFEY, Regulatory VP

   * Organizational Chart will be effective at close of D&E / Conestoga Merger

                               *******************

D&E - CONESTOGA MERGER                                                [D&E LOGO]
PROGRAM STRUCTURE

                               STEERING COMMITTEE

            Bill Ruhl - CEO                  Bert Kramer, SVP
            Thomas Morell - SVP, CFO         Bill Hicks - Andersen
            Garth Sprecher - SVP, SEC        Dan Head - Andersen



                          INTEGRATION MANAGEMENT OFFICE

                              Judy Naylor - VP, HR
                           Bill Strathmann - Andersen
                            Marty Brennan - Andersen



                          TRANSITION TEAM LEADS

                                                                                                       SBU ADVISORS
Scott Sandall - VP, Sales/Mktg
Judy Naylor - VP, HR                        Greg Strunk - VP, Network
Doug Snell - VP, Facilities                 Stuart Kirkwood - VP Engineering               Gerald Rhen - VP, Strategic Planning
Dave Watts - VP, Customer Serv              Andrew Kochanowski - VP, Field Ops             Paul Ogurcak - VP, ILEC/CLEC/LD
                                            Tony Hoare - VP, IT                            Paul Ross - VP, ISP/CATV
                                                                                           Jeff Colisimo - VP, Networks
Linda Hall - VP, Finance
Joseph Laffey - VP, Regulatory

                               *******************

D&E and Conestoga filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission on January 9, 2002. This registration statement has not yet become effective and may be changed. Amendments to the registration statement, including the definitive form of joint proxy statement/prospectus, will also be filed with the Commission. Investors and security holders may obtain a free copy of such documents at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com when they become available. THE REGISTRATION STATEMENT AND, WHEN THEY BECOME AVAILABLE, AMENDMENTS TO THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.